Filing by Columbia Funds Series Trust II pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

Columbia Funds Series Trust II

(SEC File No. 811-21852)

Supplement dated March 1, 2020
to the Prospectus and Summary Prospectus of the following fund:
Fund	Prospectus and Summary Prospectus Dated
Columbia Funds Series Trust II
Columbia Contrarian Europe Fund	3/1/2020
In February 2020, the Board of Trustees of the Fund, having determined that a reorganization of the Fund was in the best interest of the Fund, voted to approve an Agreement and Plan of Reorganization to reorganize the Fund (the Target Fund) with and into the acquiring fund presented in the table below (the Acquiring Fund). Pursuant to applicable law (including the Investment Company Act of 1940), the reorganization may be implemented without obtaining shareholder approval. The reorganization is expected to occur in the third quarter of 2020 and is expected to be a tax-free reorganization for U.S. federal income tax purposes. Additional information about the reorganization will be made available to shareholders in a Combined Information Statement/Prospectus prior to the reorganization date.

Target Fund	Acquiring Fund
Columbia Contrarian Europe Fund	Columbia Overseas Core Fund
The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Acquiring Fund, nor is it a solicitation of any proxy. Because the Target Fund will reorganize into the Acquiring Fund on its reorganization date, you should consider the appropriateness of making a new or subsequent investment in the Target Fund prior to its reorganization date. You should consider the investment objectives, risks, strategies, fees and expenses of the Acquiring Fund and/or Target Fund carefully before investing. To obtain the Acquiring Fund's current prospectus, shareholder reports and other regulatory filings, contact your financial intermediary or visit columbiathreadneedleus.com.
Shareholders should retain this Supplement for future reference.
SUP147_10_004_(03/20)